Exhibit 7.02

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT (this “Agreement”) is made and entered into as of May 25, 2010 by and among Fertitta Gaming LLC, a Nevada limited liability company (“FG”) and G.C. Gaming, LLC, a Nevada limited liability company (“GC Gaming”), GCR Gaming, LLC, a Nevada limited liability company (“GCR Gaming”), G.C. Aliante, LLC, a Nevada limited liability company (“GC Aliante” and together with GC Gaming and GCR Gaming, the “Greenspun Entities”).  Each party named herein is a “Party” and is referred to collectively with each other party hereto as the “Parties”.

RECITALS

WHEREAS, on February 10, 2010, GV Ranch Station, Inc. (“GV Ranch”) filed a Voluntary Petition for Chapter 11 Protection in the United States Bankruptcy Court, District of Nevada (the “Bankruptcy Court”), Case No. 10-50381-gwz (the “GVR Bankruptcy Case”);

WHEREAS, GV Ranch and its joint venture partner, GCR Gaming, LLC (“GCR”), each own a 50% equity interest in Green Valley Ranch Gaming, LLC, an entity that holds as its asset the Green Valley Ranch Resort and Casino, located in Henderson Nevada (“GVR”);

WHEREAS, GV Ranch manages GVR under an Operating Agreement dated as of March 10, 2000 executed between the GV Ranch, GCR, and Green Valley Ranch Gaming, LLC (as amended, the “GVR Operating Agreement”);

WHEREAS, GV Ranch is a wholly-owned subsidiary of Station Casinos, Inc. (“SCI”);

WHEREAS, certain affiliates of FG indirectly own voting and non-voting common stock of SCI;(1)

WHEREAS, each of SCI, on the one hand, and the Greenspun Entities, on the other, directly or indirectly owns a 50% interest in (i) Aliante Gaming, LLC, which owns and operates Aliante Station (“Aliante”), (ii) Town Center Amusement, Inc., A Limited Liability Company (“Barley’s”), (iii) Greens Café, LLC (“The Greens”) and (iv) Sunset GV, LLC (“Wildfire Lanes” and together with Aliante, Barley’s, The Greens and GVR, the “Joint Ventures”);

WHEREAS, on February 18, 2010, GCR filed a motion in the Bankruptcy Court seeking (i) dismissal of the GVR Bankruptcy Case as a bad faith filing; or, in the alternative (ii) rejection of the GVR Operating Agreement; or, in the alternative (iii) relief from the automatic stay to enforce its rights under the GVR Operating Agreement (the “Motion”);

WHEREAS, on July 28, 2009, SCI and certain of its affiliates (the “Debtors”) commenced voluntary cases in the District of Nevada, administratively consolidated under case no. BK-09-52477 (the “SCI Bankruptcy Case”);

(1) As used herein, “affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person.

WHEREAS, in connection with the SCI Bankruptcy Case, it has been proposed that an entity jointly owned by FG or its affiliates, certain lenders to FCP Propco, LLC, a wholly-owned subsidiary of SCI, or their affiliates and certain other parties (the “Opco Stalking Horse Bidder”) will purchase certain assets of SCI (the “Opco Stalking Horse Sale”);

WHEREAS, the sale of assets pursuant to the Opco Stalking Horse Sale may give rise to certain rights held by the Greenspun Entities or their respective affiliates pursuant to the terms of the GVR Operating Agreement, the Operating Agreement of Sunset GV, LLC dated as of June 6, 2006 (as amended, the “Wildfire Operating Agreement”),  the Operating Agreement of Town Center Amusement, Inc. dated as of June 6, 1995 (as amended, the “Barley’s Operating Agreement”), the Amended and Restated Operating Agreement of Aliante Gaming, LLC dated as of January 6, 2006 (the “Aliante Operating Agreement”), Operating Agreement for Aliante Holding, LLC dated as of December 16, 2005 (the “Aliante Holding Operating Agreement”) and the Operating Agreement of Greens Café, LLC dated as of June 20, 2005 (the “Greens Operating Agreement” and together with the GVR Operating Agreement, the Wildfire Operating Agreement, the Barley’s Operating Agreement, the Aliante Operating Agreement and the Aliante Holding Operating Agreement, the “JV Operating Agreements”);

WHEREAS, the Parties have engaged in good faith negotiations with one another with regard to this Agreement;

WHEREAS, each Party has reviewed, or has had the opportunity to review, this Agreement with the assistance of professional legal advisors of its own choosing; and

WHEREAS, the Parties desire to avoid further litigation and wish to compromise, release and fully and finally resolve any dispute relating to the Motion or the GVR Operating Agreement.

AGREEMENT

NOW THEREFORE, in consideration for the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and intending to be legally bound hereby, the Parties hereby agree as follows:

1.         Restructuring of GVR and Aliante.  Each of FG and the Greenspun Entities agrees to work together with SCI and its affiliates on the restructuring of the outstanding debt obligations of GVR and Aliante.  Without limiting the foregoing, each of FG and the Greenspun Entities consents and agrees to (a) the retention of Kirkland and Ellis LLP as counsel for GVR and Aliante and (b) subject to Executive Committee consent to the extent required pursuant to the terms of the GVR Operating Agreement and the Aliante Operating Agreement, the filing by GVR and Aliante of a Voluntary Petition for Chapter 11 Protection in the United States Bankruptcy Court, District of Nevada.  Each of FG and the Greenspun Entities further agrees to take all actions reasonably necessary in connection with any bankruptcy proceeding of GVR and/or Aliante to implement the terms of this Agreement; provided, however that all material documentation, and related schedules and exhibits, which may be filed in connection with a Voluntary Petition for Chapter 11 Protection by GVR and Aliante, and all material subsequent court filings and decisions related thereto, shall be subject to the approval of the Executive

Committee of GVR and Aliante, respectively, or a designee of the member of the Executive Committee of GVR and Aliante.

2.         Acquisition of GVR and Aliante.

(a)           Each of the FG Entities and the Greenspun Entities agrees that it will use its reasonable best efforts to attempt to acquire the assets or equity interests of GVR and Aliante through the restructuring, sale or auction relating to those entities.  The FG Entities(2) and the Greenspun Entities agree to cooperate on restructuring the outstanding debt obligations of GVR and Aliante and on the acquisition of the assets or equity interests of such entities, and the FG Entities shall use reasonable efforts to provide to the Greenspun Entities advance notice of all scheduled meetings with any holders of GVR or Aliante debt obligations, shall use reasonable efforts to promptly provide to the Greenspun Entities copies of all correspondence relating to the restructuring of the GVR or Aliante debt obligations received by an FG Entity from, or sent by a FG Entity to, the holders of the GVR and Aliante debt obligations and shall use reasonable efforts to keep the Greenspun Entities advised of all developments with respect to discussions with the holders of the debt obligations. In furtherance of the foregoing, in the event that either FG or any Greenspun Entity desires to purchase equity interests of GVR and/or Aliante (the “Restructured JV Interests”) in connection with or following a restructuring of the debt obligations of GVR and/or Aliante (each such entity, following such restructuring, a “Restructured JV”), each of FG and the Greenspun Entities shall have the non-transferable right, but not obligation, to purchase up to 50% of the total Restructured JV Interests acquired directly or indirectly by the Greenspun Entities or the FG Entities (the “Acquired Restructured JV Interests”).(3)  In the event that either FG or the Greenspun Entities desires to purchase Acquired Restructured JV Interests, such Party shall execute a binding commitment to purchase such interests no later than the date such commitment is required to be made pursuant to the terms of the bidding or other procedures relating to the restructuring, sale or auction of the applicable Restructured JV.  In addition, if either the FG Entities or the Greenspun Entities do not elect to purchase 50% of the Acquired Restructured JV Interests, the Greenspun Entities or the FG Entities, as applicable, shall have the right, but not the obligation, to purchase the remaining portion of the Acquired Restructured JV Interests that is not purchased by FG or the Greenspun Entities, as applicable.

(b)           In the event that (x)(i) a FG Entity purchases all or any portion of its share of

(2) The “FG Entities” means any entity in which (a) Lorenzo or Frank, (b) any spouse or lineal descendant of Lorenzo or Frank or trust to which Lorenzo, Frank or one or more of their spouses or lineal descendants are the beneficiaries or (c) FG, directly or indirectly, owns more than 50% of the equity interests.

(3) For clarity, the Greenspun Entities have the right to purchase 50% of the total Restructured JV Interests indirectly owned by (a) Lorenzo, (b) Frank, (c) any spouse or lineal descendant of Lorenzo or Frank or trust to which Lorenzo, Frank or one or more of their spouses or lineal descendants are the beneficiaries and (d) FG (collectively, the “Fertitta Parties”). As an example, if the Fertitta Parties collectively own 25% of an entity that owns a 40% interest in another entity that owns 100 units of Restructured JV Interests, the Greenspun Entities shall have the right to purchase 50% of the 10 units of the Restructured JV Interests indirectly owned by the Fertitta Parties.

Acquired Restructured JV Interests as provided above and (ii) the Greenspun Entities elect not to purchase any portion of their share of such Acquired Restructured JV Interests or (y) the FG Entities do not own any Restructured JV Interests in GVR or Aliante, but as part of the restructuring of the GVR and/or Aliante is directly or indirectly granted options, warrants or similar rights to acquire such Restructured JV Interests (other than pursuant to a management agreement or in consideration for services to be provided to the applicable Restructured JV), the Greenspun Entities will have a non-transferable option (the “Acquired Interest Option”) to purchase, free and clear of any lien or encumbrance, 50% of the Acquired Restructured JV Interests less any equity previously purchased by the Greenspun Entities (the “Option Interest”).  The Acquired Interest Option shall be exercisable (the “Option Term”) at any time prior to the third anniversary of the later of date on which a FG Entity acquires the assets of the Restructured JV or acquires ownership of the Acquired Restructured JV Interests or options, warrants or similar rights to acquiring such interests (the “Restructuring Closing Date”).  The purchase price for the Option Interest (the “Option Exercise Price”) shall be equal to (A) the FG Carry Cost if the purchase of such Option Interest is consummated on or prior to the first anniversary of the Restructuring Closing Date and (B) following the first anniversary of the Restructuring Closing Date, the greater of (i) the “fair market value” of the Option Interest (as determined in accordance with the valuation process currently set forth in definition of “Appraised Value” contained in the Aliante Holding Operating Agreement; provided, however that the exclusions set forth in the penultimate sentence in such definition shall not apply to such valuation process) or (ii) the FG Carry Cost.   As used herein, “FG Carry Cost” means the sum of (x) the original purchase price paid by FG for the Option Interest, plus (y) the product of (A) the original purchase price paid by FG for the Option Interest (less any distributions received by any FG Entity following its acquisition of the Restructured JV Interest), multiplied by (B) FG’s average cost of funds during the period between the restructuring closing date and the purchase of the Option Interest, which the parties acknowledge and agree will be 10% per annum, multiplied by (C) the number of years (including partial years) elapsed between the Restructuring Closing Date and the purchase of the Option Interest.(4)  To the extent that the Greenspun Entities have an Acquired Interest Option and the FG Entities have entered into any arrangement or agreement regarding the sale of Acquired Restructured JV Interests by the FG Entities that, when taken together with all prior sales of such interests by the FG Entities, would constitute a sale of 50% or more of the Acquired Restructured JV Interests they own, then FG Entities must provide the Greenspun Entities written notice promptly upon entering into such arrangement or agreement, but in no event less than 30 days prior to the consummation of the sale.  Such notice shall include the terms of the sale and the Greenspun Entities shall be entitled to exercise their Acquired Interest Option.  If the Greenspun Entities elect to exercise the Acquired Interest Option, GCR Gaming shall deliver to FG at any time no later than the expiration of the Option Term a written notice (the “Option Notice”) stating (i) that GCR Gaming is thereby exercising the Acquired Interest Option and (ii) the date (the “Option Exercise Closing Date”) which shall be no later than ten business days after the first date on which all required third party approvals have been

(4) For example, if the original purchase price paid by FG for the Option Interest is $100,  FG’s average cost of funds during the period between the Option Notice and the Option Exercise Closing Date is 10%,  2 years elapses between the Restructuring Closing Date and the Option Interest Exercise Date, and the Greenspun Entities  exercise the Acquired Interest Option, the FG Carry Cost is $10 and Option Exercise Price  for 50% of the Acquired Interest would be $60.

obtained, including required approvals of gaming authorities and any required bankruptcy court orders, upon which the consummation of the purchase and sale of the Option Interest shall occur (the “Option Exercise Closing”).  At the Option Exercise Closing, GCR Gaming shall deliver, via wire transfer of immediately available funds to such account or accounts as shall be designated by FG, an amount equal to the Option Exercise Price and execute such documents as are necessary to effectuate such transfer.  Once given, an Option Notice may not be withdrawn and GCR Gaming shall be irrevocably obligated to purchase, and the FG Entities shall be irrevocably obligated to sell, the Option Interest no later than the Option Exercise Closing Date on the terms and subject to the conditions set forth herein unless there has been a Material Adverse Change.(5)  If the Acquired Interest Option is not exercised or, if exercised, the Option Exercise Closing of the purchase and sale shall not have taken place on or before the Option Exercise Closing Date, unless due to a breach hereof or default by a FG Entity, the rights, duties and obligations of FG and the Greenspun Entities under this Section 2 shall expire automatically and immediately and be null and void and of no further force and effect.  Notwithstanding the foregoing, if GCR Gaming has delivered the Option Notice in accordance with the terms hereof and the Option Exercise Closing has not occurred on or prior to the last day of the Option Term solely because all required bankruptcy court approvals and approvals of gaming and other regulatory authorities have not been obtained prior to such date and GCR Gaming is using its commercially reasonable efforts to obtain such approvals, the Option Term shall be extended for an additional nine months (or such other period as shall be agreed upon by the Parties) (such period, the “Extended Option Term”).  In addition, if the Option Exercise Closing has not occurred on or prior to the last day of the Extended Option Term solely because all bankruptcy court approvals and approvals of gaming and other regulatory authorities have not been obtained prior to such date and GCR Gaming has continued to use its commercially reasonable efforts to obtain such approvals and the Chief Executive Officer of GCR Gaming certifies to FG that he reasonably believes that the approval will be obtained, the Extended Option Term shall be extended for an additional three months (or such other period as shall be agreed upon by the Parties).

If the Greenspun Entities elect to exercise the Acquired Interest Option in accordance with this Section 2(b), the FG Entities and the Greenspun Entities shall cooperate in order to close and consummate the purchase and sale of the Option Interest as of the Option Exercise Closing Date in accordance with the terms of this Section 2 and agree to execute all documents reasonably necessary or advisable to effectuate the terms of this Section 2(b).  During the Option Term and from the Option Notice to the Option Exercise Closing, FG shall, to the

(5) “Material Adverse Change” is defined as a material adverse change in, or a material adverse effect upon, the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of a Restructured JV, taken as a whole; except for any changes or effects resulting from (i) any change in general economic, regulatory, political or business conditions or the financing markets, in each case that does not disproportionately affect the applicable Restructured JV, taken as a whole, as compared to similarly-situated companies; (ii) any change or event generally affecting the industry in which the applicable Restructured JV operates that does not disproportionately affect the applicable Restructured JV, taken as a whole, as compared to similarly-situated companies; (v) any terrorist act or act of war; (vi) any natural disaster, outbreak of infectious disease or other act of God that does not disproportionately affect the applicable Restructured JV, taken as a whole, as compared to similarly-situated companies; (vii) any imposition by any governmental authority of any additional taxes, fees or charges that is generally applicable to companies operating within the industry in which the applicable Restructured JV operates.

extent not prohibited by applicable confidentiality agreements or other agreements with the Restructured JVs or equity holders of the Restructured JVs; provided that, to the extent that such financial information is not publicly available, the Greenspun Entities quarterly and annual financial statements for the applicable Restructured JV provided that the Greenspun Entities execute a confidentiality agreement in customary form.

3.         Management Fee.  Each of FG and the Greenspun Entities agrees that it will support a management fee payable to FG for the management of each Restructured JV in an amount equal to (a) 2% of the gross revenues of the applicable Restructured JV and (b) 5% of EBITDA of the applicable Restructured JV, in each case on terms similar to the management fee payable to the manager under the GVR Operating Agreement and the Aliante Operating Agreement.  Each of FG and the Greenspun Entities agrees to take all actions and execute all documents reasonably necessary or advisable to effectuate the terms of this Section 3, including executing the operating agreement for the relevant Restructured JV designating FG as manager with substantially similar terms as the GVR Operating Agreement and Aliante Operating Agreement and using commercially reasonable efforts to cause the Restructured JVs to enter into a management agreement with FG to the extent necessary or advisable to retain FG as manager of the applicable Restructured JV.  Notwithstanding the foregoing, FG acknowledges and agrees that there can be no assurance that either Restructured JV will agree to pay a management fee to FG as described herein.

4.         License Agreement.  Each of the FG Entities and the Greenspun Entities will support a trademark license fee for the Greenspun Entities equal to 0.30% of gross revenues of the applicable Restructured JV in consideration for grant by the Greenspun Entities of a trademark license for the exclusive use of the “Aliante” and “Green Valley Ranch” names in connection with the operation of gaming and/or hotel facilities to Aliante and GVR, respectively, for a period of  not less than  20 years, to be paid by the applicable Restructured JV. The Parties acknowledge and agree that there is no assurance that a Restructured JV will agree to make the payments described in this paragraph, and the Greenspun Entities may refuse in their sole discretion to grant such license to Aliante or GVR in the event that the Greenspun Entities does not receive at least the 0.30 % of gross revenues referenced above from the applicable Restructured JV.

5.         Waiver of Certain Provisions of Operating Agreements.  Each of the Greenspun Entities hereby waives all rights of first refusal, call rights, put rights, rights of termination and similar rights exercisable pursuant to the terms of the JV Operating Agreements to the extent that such transaction constitutes a “Change of Control” pursuant to the terms of any JV Operating Agreement or such rights are otherwise triggered by the Opco Stalking Horse Sale; provided that in the event the Greenspun Entities are not offered, pursuant to the terms and conditions set forth in Section 2 above, the opportunity to purchase the Restructured JV Interests of at least one Restructured JV, then the Greenspun Entities shall be deemed to have retained all rights of first refusal, call rights, put rights and similar rights exercisable pursuant to the terms of the Greens Operating Agreement, the Barley’s Operating Agreement and the Wildfire Operating Agreement and the waiver contained herein shall apply only to such rights under the Aliante Holding Operating Agreement, the Aliante Operating Agreement and the GVR Operating Agreement.  Unless waived by the Greenspun Entities in their sole and absolute discretion, the Parties acknowledge and agree that the limited waiver contained in this Section 5 shall apply only to the sale of assets or equity of SCI to the Opco Stalking Horse Bidder and shall not apply to any sale of such assets or equity to any other party or to any subsequent sale of such assets or equity by the Opco Stalking Horse Bidder.  At the request of SCI or FG, each of the Greenspun Entities agrees to take such action and execute and deliver all such documents as shall be reasonably necessary or advisable to evidence or effectuate this waiver.  With the exception of the express waivers set forth above, the JV Operating Agreements shall remain in full force and effect.

6.         Confidentiality.  None of the Parties shall discuss, disclose, disseminate, release and/or publicize to anyone (other than GV Ranch and SCI) not a Party to this Agreement, the existence of this Agreement or any terms of this Agreement, except:  (1) a mutually acceptable statement in connection with the withdrawal of the Motion; (2) to the extent necessary to enforce any rights under this Agreement; (3) as mutually agreed upon by the Parties in conjunction with the restructuring of GVR and Aliante; (4) in response to an order of a court of competent jurisdiction or a subpoena issued under the authority thereof; or (5) by the FG Entities in filings required to be made with the Securities and Exchange Commission.

7.         Releases.

(a) Each of the Greenspun Entities and any of its affiliates (and each of their respective agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) hereby remises, relates, acquits and forever discharges GV Ranch, the FG Entities and any of their affiliates (and each of their respective present and former officers, directors, partners, employees, agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) from any and all liabilities, claims, actions, causes of action, suits, debts, accounts, damages or demands whether arising in law or equity, whether known or unknown, whether contingent, liquidated, or otherwise, from the beginning of time through the date of this Agreement solely related to the Aliante Holding Operating Agreement, the Aliante Operating Agreement, the GVR Operating Agreement, GVR and Aliante, including without limitation all claims arising out of or relating to the Motion.

(b) the FG Entities and any of their affiliates (and each of their respective agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) hereby remises, relates, acquits and forever discharges the Greenspun Entities and any of their affiliates (and each of their respective present and former officers, directors, partners, employees, agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) from any and all liabilities, claims, actions, causes of action, suits, debts, accounts, damages or demands whether arising in law or equity, whether known or unknown, whether contingent, liquidated, or otherwise, from the beginning of time through the date of this Agreement solely related to the Aliante Holding Operating Agreement, the Aliante Operating Agreement, the GVR Operating Agreement, GVR and Aliante, including without limitation all claims arising out of or relating to the Motion.

8.         Miscellaneous Terms.

(a)   Binding Obligation; Assignment; Duties.

i.              Binding Obligation.  This Agreement is a legally valid and binding obligation of the Parties, including Frank J. Fertitta III (“Frank”), Lorenzo Fertitta (“Lorenzo”) and Brian Greenspun (“Brian”), enforceable in accordance with its terms, and shall inure to the benefit of the Parties and their representatives.

ii.             Assignment.  No rights or obligations of any Party, including Frank, Lorenzo and Brian, under this Agreement may be assigned or transferred to any other entity.

iii.            Fiduciary Obligations.  Nothing in this Agreement shall prevent or limit Frank, Lorenzo, Brian  or any representative of SCI, FG or the Greenspun Entities from fulfilling his or her fiduciary duties to any of the Debtors in the SCI Bankruptcy Case or the GVR Bankruptcy Case by voting, refraining to act, or taking other actions in his or her capacity as a director, manager, member, or officer of any such debtor, and it is hereby acknowledged and agreed that such voting, refraining to act,  or the taking of any such other actions in such capacities shall not result in a breach of any provision of this Agreement or shall be deemed to invalidate or frustrate any of the rights conferred upon FG or the Greenspun Entities under Section 2 of this Agreement.  As of the date hereof none of FG, the Greenspun Entities, Frank, Lorenzo nor Brian have actual knowledge of any event or circumstance that, due to any fiduciary or similar duty to any other person, would prevent any of them from taking, or materially interfering with their ability to take, any action required of  any of them under this Agreement.

(b)           Further Assurances.

The Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the agreements and understandings of the Parties, whether the same occurs before or after the date of this Agreement.

(c)           Headings.

The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit or aid in the construction or interpretation of any term or provision hereof.

(d)           Complete Agreement, Interpretation and Modification.

i.                                          Complete Agreement.  This Agreement constitutes the complete agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, oral or written, between or among the Parties with respect thereto.

ii.                                       Interpretation.  This Agreement is the product of negotiation by and among the Parties.  Any Party enforcing or interpreting this Agreement shall interpret it in a neutral manner.  There shall be no presumption concerning whether to interpret this Agreement for or against any Party by reason of that Party having drafted this Agreement, or any portion thereof, or caused it or any portion thereof to be drafted.

iii.                                    Modification of this Agreement.  The Agreement may only be modified, altered, amended or supplemented, or otherwise deviated from by waiver, consent or otherwise, by an agreement in writing signed by each Party hereto.

(e)           Effectiveness.

This Agreement shall be effective once each Party hereto has executed and delivered a counterpart to this Agreement to each other Party hereto and (x) the stipulation attached hereto as Exhibit A has been approved by a final order entered by the Bankruptcy Court and (y) a letter in the form attached hereto as Exhibit B has been executed and delivered to Brownstein Hyatt Farber and Schreck.

(f)            Execution of this Agreement.

This Agreement may be executed and delivered (by facsimile, email, or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement.  Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.

(g)           Settlement Discussions.

This Agreement is part of a proposed settlement of a dispute among the Parties.  The Parties agree that this Agreement and the negotiations relating thereto do not constitute an admission or evidence of any wrongdoing, misconduct or violation of any law whatsoever by any Party.  Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement.

(h)           Notices.

All notices hereunder shall be deemed given if in writing and delivered, if sent by facsimile, email, courier or by registered or certified mail (return receipt requested) to the following addresses and facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by like notice):

i.                  If to FG, to:

Fertitta Gaming, LLC

10801 West Charleston Boulevard, Suite 600

Las Vegas, Nevada  89135

Attn:  Frank J. Fertitta, III

with a copy (which shall not constitute notice) to:

Munger, Tolles and Olson

355 South Grand Avenue, 35th Floor

Los Angeles CA 90071-1560

Attn:  Brett Rodda

iii.                If to the Greenspun Entities, to:

G.C. Gaming, LLC

901 North Green Valley Parkway, Suite 200

Henderson, NV  89074

Attn:  Brian Greenspun

with a copy (which shall not constitute notice) to:

Brownstein, Hyatt Faber Schreck

100 North City Parkway, Suite 1600

Las Vegas, NV  89106

Attn:  Norman Brownstein

Any notice given by delivery, mail or courier shall be effective when received.  Any notice given by facsimile or email shall be effective upon oral or machine confirmation of transmission.

(i)            Time of the Essence.

The Parties agree that time is of the essence with respect to each and every term and provision of this Agreement.

(j)            Enforcement of Agreement

This Agreement shall be interpreted in accordance with the laws of the State of Nevada.  A Party that successfully enforces the terms and provisions of the Agreement shall be entitled to collect its reasonable attorneys’ fees and costs incurred in enforcing the Agreement from the Party or Parties that failed to comply with the Agreement.

(k)           Costs and Attorneys’ Fees

No Party will oppose the reimbursement of fees or expenses of any other party or its affiliates to the extent reimbursement is permitted under the GVR Operating Agreement.

(l)            No Third Party Rights

This Agreement is not intended to and shall not confer any rights upon any third parties, except to the extent that this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective agents, representatives, subsidiaries, successors, heirs and assigns, and SCI and its subsidiaries shall be entitled to the benefits of Section 5 hereof and shall be entitled to enforce the provisions thereof as if it were a party hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

FERTITTA GAMING LLC,
A Nevada limited liability company

By:	/s/ Frank J. Fertitta III
Frank J. Fertitta III
Manager

G.C. GAMING, LLC,
a Nevada limited liability company

By:	/s/ Brian Greenspun
Its:

GCR GAMING, LLC,
a Nevada limited liability company

By:	/s/ Brian Greenspun
Its:

G.C. ALIANTE GAMING, LLC,
a Nevada limited liability company

By:	/s/ Brian Greenspun
Its:

Acknowledgment and Consent:

/s/ Brian Greenspun
Brian Greenspun

/s/ Frank J. Fertitta III
Frank J. Fertitta III

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta

EXHIBIT A

STIPULATION

Paul S. Aronzon (CA State Bar No. 88781)		Candace C. Carlyon (NV SBN 2666)
Thomas R. Kreller (CA State Bar No. 161922)		SHEA & CARLYON
MILBANK, TWEED, HADLEY & McCLOY LLP		701 East Bridger Avenue
601 South Figueroa Street, 30th Floor		Suite 850
Los Angeles, California 90017		Las Vegas, Nevada 89101
Telephone:	(213) 892-4000	Telephone:	(702) 471-7432
Facsimile:	(213) 629-5063	Facsimile:	(702) 471-7435
Proposed Reorganization Counsel for the Debtor and Debtor in Possession		E-Mail: ccarlyon@sheacarlyon.com Proposed Local Reorganization Counsel for Debtor and Debtor in Possession

UNITED STATES BANKRUPTCY COURT

DISTRICT OF NEVADA

In re: GV RANCH STATION, INC. ☒ Affects this Debtor GCR GAMING, LLC, Movant, v. GV RANCH STATION, INC., Respondent.

Chapter 11

Case No. BK-10-50381;

STIPULATION AND WITHDRAWAL OF MOTION (1) TO DISMISS CHAPTER 11 CASE, OR, IN THE ALTERNATIVE, (2) FOR RELIEF FROM THE AUTOMATIC STAY TO EXERCISE APPLICABLE NON-BANKRUPTCY RIGHTS OR (3) TO COMPEL REJECTION OF OPERATING AGREEMENT

Debtor and debtor in possession GV Ranch Station, Inc. (“GV Ranch”), and GCR Gaming, LLC (“GCR”) (together, the “Parties”) by and through their respective undersigned counsel, hereby enter into this stipulation (the “Stipulation”).  In support of the Stipulation, GV Ranch and GCR acknowledge and agree that the following is true, and further stipulate by and between themselves as follows:

WHEREAS, on February 10, 2010, GV Ranch filed a Voluntary Petition for Chapter 11 protection in the above-entitled case, and has been acting as debtor in possession therein.

WHEREAS, GV Ranch and its joint venture partner, GCR, each own a 50% equity interest in Green Valley Ranch Gaming, LLC, an entity that holds as its asset the Green Valley Ranch Resort and Casino, located in Henderson Nevada (“GVR”).

WHEREAS, GV Ranch manages GVR under an Operating Agreement dated as of March 10, 2000 executed between the GV Ranch, GCR, and Green Valley Ranch Gaming, LLC (as amended, the “GVR Operating Agreement”).

WHEREAS, GV Ranch is a wholly-owned subsidiary of Station Casinos, Inc. (“SCI”).

WHEREAS, on February 18, 2010, GCR filed its Motion (1) To Dismiss Chapter 11 Case, Or, In The Alternative (2) For Relief From The Automatic Stay To Exercise Applicable Non-Bankruptcy Rights Or (3) To Compel Rejection Of Operating Agreement (Docket No. 16) (the “Motion”).

WHEREAS, the Parties desire to avoid further litigation and wish to compromise, release and fully and finally resolve any dispute relating to the Motion.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the Parties hereby agree as follows:

1.             GCR hereby withdraws the following documents:

(i) the Motion;

(ii) the Declaration of Larry Lindholm In Support Of Motion (1) To Dismiss Chapter 11 Case, Or, In The Alternative (2) For Relief From The Automatic

Stay To Exercise Applicable Non-Bankruptcy Rights Or (3) To Compel Rejection Of Operating Agreement (and all exhibits attached thereto) (Docket No. 21); and

(iii) the Declaration of Brian L. Greenspun In Support Of Motion (1) To Dismiss Chapter 11 Case, Or, In The Alternative (2) For Relief From The Automatic Stay To Exercise Applicable Non-Bankruptcy Rights Or (3) To Compel Rejection Of Operating Agreement (and all exhibits attached thereto) (and all exhibits attached thereto) (Docket No. 18).

2.             GCR and any corporations or entities owned, affiliated, or controlled by GCR (and each of their respective agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) hereby remises, relates, acquits and forever discharges GV Ranch and any corporations or entities owned by, affiliated with, or controlled by GV Ranch (and each of their respective present and former officers, directors, partners, employees, agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) from any and all liabilities, claims, actions, causes of action, suits, debts, accounts, damages or demands whether arising in law or equity, whether known or unknown, whether contingent, liquidated, or otherwise, from the beginning of time through the date of this Stipulation solely related to GVR, including without limitation all claims arising out of or relating to the Motion.

3.             GV Ranch and any corporations or entities owned by, affiliated with, or controlled by GV Ranch, (and each of their respective agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) hereby remises, relates, acquits and forever discharges GCR and any corporations or entities owned, affiliated, or controlled by GCR (and each of their respective present and former officers, directors, partners, employees, agents, attorneys, insurers, administrators, receivers, trustees, conservators, predecessors, successors and assigns) from any and all liabilities, claims, actions, causes of action, suits, debts, accounts, damages or demands whether arising in law or equity, whether known or unknown, whether contingent, liquidated, or otherwise, from the beginning of time through the date of this Stipulation solely related to GVR, including without limitation all claims arising out of or relating to the Motion.

IT IS SO STIPULATED, THROUGH COUNSEL OF RECORD.

Paul S. Aronzon Thomas R. Kreller Daniel M. Perry MILBANK, TWEED, HADLEY & McCLOY LLP 601 S. Figueroa Street, 30th Floor Los Angeles, CA 90017	Marc E. Kasowitz Andrew K. Glenn Trevor J. Welch KASOWITZ, BENSON, TORRES & FRIEDMAN LLP 1633 Broadway New York, NY 10019-6799

Candace Carlyon (NV SBN 2666) SHEA & CARLYON, LTD. 701 Bridger, Ste. 850 Las Vegas, NV 89101

Gregory A. Brower (NV SBN 5232)

Patrick G. Byrne (NV SBN 7636)

Justin L. Carley (NV SBN 9994)

Claire Y. Dossier (NV SBN 10030)

SNELL & WILMER L.L.P.

3883 Howard Hughes Parkway, Suite 1100

Las Vegas, NV 89169

EXHIBIT B

WAIVER LETTER